EXHIBIT 99.2

UNDERWRITING AGREEMENT
October 1, 2010

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

Attention:          Wade K. Dawe, Chairman, CEO & President

Dear Sir:

We understand that Brigus Gold Corp. (the “Corporation”) proposes to issue and sell: (i) 30,000,000 units of the Corporation (the “Units”); and (ii) 2,941,177 common shares of the Corporation to be issued as “flow-through shares” (the “Flow-Through Shares”) within the meaning of the Tax Act (as hereinafter defined), upon and subject to the terms and conditions contained herein, and Haywood Securities Inc. (“Haywood”), Cormark Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Brant Securities Limited (collectively, the “Underwriters” and each individually an “Underwriter”) hereby severally offer to purchase from the Corporation in the respective percentages set forth in section 22 hereof, and the Corporation hereby agrees to sell to the Underwriters, on a “bought deal” basis, all but not less than all of the Units at a price of $1.50 per Unit (the “Unit Issue Price”) for gross proceeds of $45,000,000. In addition, Haywood hereby agrees to act as, and the Corporation appoints Haywood as, agent of the Corporation in arranging for purchasers for the Flow-Through Shares resident in the Qualifying Provinces (as hereinafter defined) at a price of $1.70 per Flow-Through Share (the “FTS Issue Price”) for gross proceeds of $5,000,000 pursuant to the terms and conditions hereof. The Units and Flow-Through Shares are hereinafter collectively referred to as the “Offered Securities”. Haywood further agrees that in the event that less than 2,941,177 Flow-Through Shares are sold by Haywood, as agent, Haywood will, subject to the terms and conditions set out herein, purchase as principal the Flow-Through Shares not sold by it as agent.

Each Unit shall consist of one common share of the Corporation (a “Unit Share”) and one quarter of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share of the Corporation (a “Warrant Share”) at a price of $2.19 per Warrant Share at any time before November 19, 2014.

The Corporation has also granted to (i) the Underwriters, in respect of the Units, and (ii) Haywood, in respect of the Flow-Through Shares, an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters and/or Haywood, as the case may be, to purchase, in respect of the Units (the “Over-Allotment Units”), or to offer for sale, in respect of the Flow-Through Shares (the “Over-Allotment Flow-Through Shares”), up to an additional 4,500,000 Units and/or 441,176 Flow-Through Shares (the “Additional Securities”), in any combination of Over-Allotment Units and Over-Allotment Flow-Through Shares, at a price of $1.50 per Over-Allotment Unit and $1.70 per Over-Allotment Flow-Through Share, for a period of 30 days from the date of the closing of the Offering (provided that the number of Additional Shares which may be issued upon the exercise of the Over-Allotment Option does not exceed 15% of the Units and Flow-Through Shares sold on the Closing Date.) All references in this Agreement to the Offering, the Offered Securities, the Units and the Flow-Through Shares shall include all Over-Allotment Units and Over-Allotment Flow-Through Shares, as the case may be, issued upon exercise of the Over-Allotment Option, if any.

In consideration of the agreement of the Underwriters to purchase the Offered Securities and to offer them to the public pursuant to the Prospectus (as hereinafter defined) the Corporation agrees to pay an aggregate cash fee (the “Commission”) equal to (i) $2,700,000 ($3,105,000 if the Over-Allotment Option in respect of the Units is exercised in full), being a fee equal to 6.0% of the aggregate purchase price for the Units to the Underwriters and (ii) $300,000.05 ($345,000.06 if the Over-Allotment Option in respect of the Flow-Through Shares is exercised in full), being a fee equal to 6.0% of the aggregate purchase price for the Flow-Through Shares to the Haywood. As additional compensation, the Corporation agrees to issue compensation options (“Compensation Options”) entitling (i) the Underwriters to purchase such number of Units (“Compensation Units”) as is equal to 6.0% of the number of Units sold under the Offering (including any Units sold pursuant to the exercise of the Over-Allotment Option) and (ii) Haywood to purchase such number of Compensation Units as is equal to 6.0% of the number of Flow-Through Shares sold under the Offering (including any Flow-Through Shares sold pursuant to the exercise of the Over-Allotment Option), all at a price per Compensation Unit equal to the Unit Issue Price at any time before 5:00 p.m. (Toronto time) on the date which is 24 months after the Closing Date.  Each Compensation Unit consists of one common share of the Corporation (a “Compensation Share”) and one quarter of one common share purchase warrant (each whole common share purchase warrant, a “Compensation Warrant”).  Each Compensation Warrant entitles the holder to acquire one additional common share of the Corporation (a “Compensation Warrant Share”) at a price of $2.19 per Compensation Warrant Share at any time before November 19, 2014. The Commission shall be payable, and the Compensation Options issuable, at the Closing Time (as hereinafter defined).

The Corporation and the Underwriters agree that any sales or purchases of Units in the United States or to a U.S. Person (as hereinafter defined) will be made in accordance with Schedule “A” attached hereto, which forms part of this Agreement, will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus, registration statement or an offering memorandum with respect thereto under the U.S. Securities Act (as hereinafter defined) and will be conducted through one or more duly registered United States broker-dealer affiliates of the Underwriters in compliance with applicable federal and state securities laws of the United States.  No Flow-Through Shares will be sold to purchasers outside of Canada, and such purchasers shall not be U.S. Persons.

2.

Terms and Conditions

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

1.	Interpretation

(a)	Definitions. Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“associate”, “distribution”, “misrepresentation”, “material fact”, “material change” and “affiliate”, shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer hereby made by the Underwriters;

“Black Fox Property” means the gold mine and mill located approximately 75 kilometres east of Timmins, Ontario within the Destor-Porcupine gold district;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

“Canadian Securities Regulators” means the Securities Regulators in the Qualifying Provinces;

“Canadian Exploration Expense” or “CEE” means an expense incurred in 2010 of the nature referred to in paragraphs (f) or (g) of the definition of Canadian exploration expense in subsection 66.1(6) of the Tax Act or incurred in 2011 of the nature referred to in paragraph (f) of the definition of Canadian exploration expense in subsection 66.1(6) of the Tax Act, other than amounts which are prescribed to be "Canadian exploration and development overhead expense" for the purposes of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.l) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term "expense" in paragraph 66(15) of the Tax Act or any assistance received by the Issuer of the type described in paragraph 66(12.6)(a) of the Tax Act;

“Closing” means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters, of the Offered Securities pursuant to the Offering in accordance with the provisions of this Agreement;

“Closing Date” means October 19, 2010 or such other date as the Corporation and the Underwriters may agree to in writing, or in the case of the exercise of the Over-Allotment Option, means any date or dates on which Over-Allotment Units or Over-Allotment Flow-Through Shares are issued and sold;

3.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Commitment Amount” means the aggregate amount paid by the Purchasers for the Flow-Through Shares;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation, including prior auditors of the Corporation, as applicable;

“CRA” means the Canada Revenue Agency;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater certainty, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Flow-Through Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering  of Offered Securities;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Prospectus;

“Engagement Letter” means the letter agreement dated as of September 28, 2010 between the Corporation and Haywood relating to the Offering;

“Final Decision Document” means a receipt issued by the Ontario Securities Commission, as principal regulator pursuant to the Passport System, and which evidences the receipt of the Ontario Securities Commission, on behalf of itself and the Canadian Securities Regulators of the other Qualifying Provinces for the Final Prospectus;

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of the Offered Securities and for which a Final Decision Document has been issued;

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements;

4.

“Governmental Authority” means, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Grey Fox Property” means the exploration stage property that is located 3.5 kilometres southeast of the Black Fox Property;

“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in subsection 19(a);

“Material Adverse Effect” when used in connection with an entity means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), properties, capitalization, prospects, condition (financial or otherwise) or results of operations of such entity and its parent or subsidiaries (if applicable), taken as a whole or (ii) would result in the Final Prospectus containing a misrepresentation;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Offering” means the issuance and sale of the Offered Securities pursuant to this Agreement (including, if applicable, any Over-Allotment Units and Over-Allotment Flow-Through Shares issued pursuant to the exercise of the Over-Allotment Option);

“Offering Documents” has the meaning ascribed thereto in paragraph 6(a)(ii) hereof;

“Over-Allotment Notice” has the meaning ascribed thereto in subsection 17(a) hereof;

“Passport System” means the passport system provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, adopted by the Canadian Securities Regulators, other than Ontario;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

5.

“Pike River Property” means certain mineral properties located in the Township of Hislop, Ontario, Canada, which are contiguous to the south-east boundary of the Corporation’s Black Fox Property and the north-west boundary of the Corporation’s Grey Fox Property;

“Preliminary Decision Document” means a receipt issued by the Ontario Securities Commission as principal regulator pursuant to the Passport System and which evidences the receipt of the Ontario Securities Commission, on behalf of itself and the Canadian Securities Regulators of the other Qualifying Provinces for the Preliminary Prospectus;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated October 1, 2010, including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of the Offered Securities and for which a Preliminary Receipt has been issued;

“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act filed or to be filed by the Corporation within the prescribed times renouncing to the Purchaser the Qualifying Expenses incurred pursuant to the Subscription Agreement and all parts or copies of such forms required by CRA to be delivered to the Purchaser;

“Prescribed Relationship” means a relationship between the Corporation and the Purchaser where the Purchaser and the Corporation are related or otherwise do not deal at arm’s length for purposes of the Tax Act;

“Properties” means the following properties of the Corporation described in the Prospectus, being the Black Fox Property, Pike River Property and Grey Fox Property;

“Property Rights” has the meaning ascribed thereto in subsection 9(d) hereof;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus, in each case including all of the Documents Incorporated by Reference;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities pursuant to the Offering (including the Underwriters to the extent that substituted purchasers for the Offered Securities have not been arranged);

“Qualifying Expense” means CEE which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Corporation pursuant to subsections 66(12.6) or (12.66) of the Tax Act with an effective date not later than December 31, 2010 and in respect of which, but for the renunciation, the Corporation would be entitled to a deduction from income for income tax purposes;

6.

“Qualifying Provinces” means, collectively, each of the provinces of Canada except for Quebec;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces, the United States and the applicable securities laws of all other jurisdictions other than the Qualifying Provinces and the United States in which the Offered Securities are offered, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulator” means the applicable securities commission or other securities regulatory authority in each of the Qualifying Provinces, the United States and any other jurisdictions in which the Offered Securities are offered, as the case may be;

“Selling Firm” has the meaning ascribed thereto in subsection 4(a) hereof;

“Standard Listing Conditions” has the meaning ascribed thereto in paragraph 5(a)(v) hereof;

“Stock Exchanges” means the Toronto Stock Exchange and NYSE Amex Equities;

“Subscription Agreement” means the subscription agreement in the form agreed upon by Haywood and the Corporation, and which was attached to the Prospectus as an appendix, pursuant to which Purchasers agree to subscribe for and purchase the Flow-Through Shares as herein contemplated and shall include, for greater certainty, all schedules thereto;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Corporation after the date of this Agreement that are required to be incorporated by reference in the Prospectus;

“subsidiary” has the meaning ascribed thereto in the Business Corporations Act (Yukon);

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the distribution of the Offered Securities thereunder;

7.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, re-enacted or replaced from time to time;

“Technical Report” means the current technical report of the Corporation relating to the Black Fox Property being the report prepared by SRK Consulting Engineers and Scientists with an effective date of February 29, 2008 and report date of April 14, 2008;

“Termination Date” means December 31, 2011;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

“U.S. Private Placement Memorandum” has the meaning ascribed thereto in subsection 5(a)(iv) hereof;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means such duly authorized warrant agent appointed under the Warrant Indenture and agreed to by the Corporation and the Underwriters, each acting reasonably;

“Warrant Certificates” has the meaning ascribed thereto in subsection 8(g) hereof; and

“Warrant Indenture” means the share purchase warrant indenture to be entered into on the Closing Date between the Corporation and the Warrant Agent providing for the creation and issuance of the Warrants and in a form to be agreed upon by the Corporation and the Underwriters, each acting reasonably.

(b)	Prospectus Defined Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(c)
Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d)
Number and Gender. All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

8.

(e)	Currency. Any reference in this Agreement to “$” or to dollars shall refer to the lawful currency of Canada, unless otherwise specified.

(f)	Schedules. The following Schedules are attached to this Agreement and are deemed to be part of and incorporated in this Agreement:

Schedule	Title

“A”	Compliance with United States Securities Laws

2.	Attributes of the Securities

The Unit Shares and Warrants comprising the Units and Over-Allotment Units and the Flow-Through Shares and Over-Allotment Flow-Through Shares to be issued and sold by the Corporation hereunder shall be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, such Unit Shares, Warrants and the Flow-Through Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.

3.	The Offering

(a)
The Corporation will prepare and file with the Ontario Securities Commission and with each of the other Canadian Securities Regulators in the Qualifying Provinces a Preliminary Prospectus relating to the Offering and receive a Preliminary Decision Document in connection therewith.  The Preliminary Prospectus shall be in form and substance satisfactory to the Underwriters and in compliance with applicable securities laws of the Qualifying Provinces and shall be filed no later than October 1, 2010.   The Corporation shall forthwith after any comments with respect to the Preliminary Prospectus have been received from the Canadian Securities Regulators but not later than noon (Toronto) on October 12, 2010 (or such later date as may be agreed to in writing by the Corporation and the Underwriters, acting reasonably), have prepared, filed and obtained a Final Decision Document.

(b)
Prior to the filing of the Prospectus and thereafter during the period of distribution of the Offered Securities, the Corporation shall allow the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall allow the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of such documents.

9.

4.	Distribution and Certain Obligations of the Underwriters.

(a)
The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Securities (each, a “Selling Firm”) to agree to, comply with the Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold (and in no event shall the Flow-Through Shares be offered in the United States.) The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Securities and provide a breakdown of the number of Offered Securities distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

(b)
The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all applicable laws and regulations, including, for greater certainty, all Securities Laws, in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum to any person in any jurisdiction other than in the Qualifying Provinces except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions (and in no event shall the Flow-Through Shares be offered in the United States.) Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Units in the United States and to U.S. Persons solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws and in other international jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Units. Any offer or sale of the Units in the United States or to U.S. Persons shall be made in accordance with the terms and conditions set out in Schedule “A” to this Agreement, which terms and conditions and the representations, warranties and covenants of the parties therein, are hereby incorporated by reference in and shall form part of this Agreement.

10.

(c)
For the purposes of this section 4, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Province where a receipt or similar document in respect of the Final Prospectus shall have been obtained from the applicable Canadian Securities Regulators (including the Final Decision Document) following the filing of the Final Prospectus unless otherwise notified in writing.

(d)
Haywood shall conduct the offering of the Flow-Through Shares in accordance with Rule 903 of Regulation S and that, accordingly, in connection with the Offering, neither Haywood, any Selling Firm nor any of their respective affiliates or any other person acting on any of their behalf, will make (i) any offer to sell, or any solicitation of an offer to buy, any Flow-Through Shares to any U.S. Person, (ii) any sale of the Flow-Through Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States or (iii) any Directed Selling Efforts in the United States with respect to the Flow-Through Shares.

(e)
Notwithstanding the foregoing provisions of this section 4, an Underwriter will not be liable to the Corporation under this section 4 with respect to a default under this section 4 or Schedule “A” by another Underwriter or another Underwriter’s Selling Firm or duly registered broker-dealer affiliate in the United States, as the case may be.

5.	Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to each of the Underwriters:

(i)	at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus signed and certified by the Corporation as required by applicable Securities Laws in the Qualifying Provinces;

(ii)	at the Closing Time, a copy of any Supplementary Material required to be filed by the Corporation in compliance with applicable Securities Laws in the Qualifying Provinces;

(iii)
at the Closing Time, a “long-form” comfort letter from the Corporation’s Auditors dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation with respect to certain financial and accounting information relating to the Corporation contained in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter and comfort letter, if any, addressed to the Canadian Securities Regulators;

11.

(iv)
as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offer and sale of the Units in the United States and to U.S. Persons (the “U.S. Private Placement Memorandum”) and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(v)
prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchanges of the Unit Shares, Flow-Through Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares has been approved subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Stock Exchanges in similar circumstances, if any (the “Standard Listing Conditions”).

(b)
The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Prospectus of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, to the extent that such Supplementary Material contains any financial and accounting information, a comfort letter substantially similar to that referred to in paragraph 5(a)(iii).

(c)
Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)
all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters) contained and incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities as required by applicable Securities Laws in the Qualifying Provinces;

(ii)
no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

12.

(iii)
except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of applicable Securities Laws in the Qualifying Provinces.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Offered Securities in the Qualifying Provinces in compliance with this Agreement unless otherwise advised in writing.

(d)	The Corporation shall:

(i)
cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such quantities and at such locations in the Qualifying Provinces as the Underwriters may reasonably request by written instructions to the Corporation’s printer of such documents, such delivery shall be effected as soon as possible after filing thereof with the Canadian Securities Regulators and, in any event, on or before noon (Toronto time) on the second Business Day after the filing thereof with the Canadian Securities Regulators;

(ii)
similarly cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto; and

(iii)
cause to be provided to the Underwriters, without charge, such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request for use in connection with the distribution of the Offered Securities.

Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus and the Final Prospectus for the distribution of the Offered Securities in the Qualifying Provinces in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Private Placement Memorandum for the offer and sale of the Units in the United States and to U.S. Persons in compliance with the provisions of Schedule “A”.

(e)
During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation, or other document prepared for the purpose of communication with the shareholders of the Corporation, for review by the Underwriters and the Underwriters’ counsel prior to issuance.

13.

6.	Material Changes

(a)
During the period from the date of this Agreement until such time as the Underwriters notify the Corporation of the completion of the distribution of the Offered Securities under the Final Prospectus, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)
any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, capital or control of the Corporation and its subsidiaries taken as a whole;

(ii)
any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the “Offering Documents”) had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with the Securities Laws of any Qualifying Province.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining from the Underwriters the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this subsection 6(a).

14.

(b)
If during the period of distribution of the Offered Securities there shall be any change in applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required.

7.	Regulatory Approvals

Prior to the filing of the Final Prospectus with the Canadian Securities Regulators, the Corporation shall file or cause to be filed with the Stock Exchanges all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the issue of Unit Shares, Flow-Through Shares, Warrant Shares, the Compensation Shares and the Compensation Warrant Shares to be conditionally approved by the Stock Exchanges, subject only to the Standard Listing Conditions. The Corporation will use its commercially reasonable best efforts to obtain the listing of the Warrants on the TSX subject to the Warrants meeting the minimum public distribution requirements of the TSX.

8.	Covenants of the Corporation

The Corporation hereby covenants and agrees with the Underwriters that the Corporation:

(a)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and Preliminary Decision Document and Final Decision Document therefor have been, obtained, as applicable, and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such Preliminary Decision Document and Final Decision Document;

(b)
will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Offered Securities in any of the Qualifying Provinces or the institution, threatening or contemplation of any proceeding for any such purposes; or (iii) any requests made by any Canadian Securities Regulators for an amendment to the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c)
will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of at least one of the Qualifying Provinces which have such a concept to the date that is at least 24 months following the date of issuance of any Warrant Shares issuable upon exercise of the Warrants;

15.

(d)
will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the Stock Exchanges or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of at least 24 months following the date of issuance of any Warrant Shares issuable upon exercise of the Warrants so long as the Corporation meets the minimum listing requirements of the Stock Exchanges or such other exchange or quotation system;

(e)	will use its commercially reasonable best efforts to obtain the listing of the Warrants on the TSX subject to the Warrants meeting the minimum public distribution requirements of the TSX;

(f)	will ensure that the Unit Shares and the Flow-Through Shares issuable at the Closing Time shall be duly issued as fully paid and non-assessable Common Shares;

(g)
will duly execute and deliver the Warrant Indenture and the certificates representing the Warrants (the “Warrant Certificates”) at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(h)
will ensure that the Warrants are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description set forth in this Agreement, the Prospectus and the Warrant Indenture;

(i)	will ensure that at all times prior to the expiry thereof, sufficient Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants;

(j)
will ensure that the Warrant Shares issuable upon exercise of the Warrants shall, upon issuance in accordance with the terms set out in the Warrant Certificates and Warrant Indenture, be duly issued as fully paid and non-assessable Common Shares;

(k)
will duly execute and deliver the certificates representing the Compensation Options (the “Compensation Option Certificates”) at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(l)
will ensure that the Compensation Warrants are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description set forth in this Agreement, the Prospectus and the Compensation Option Certificates;

(m)
will ensure that at all times prior to the expiry thereof, sufficient Compensation Shares and Compensation Warrant Shares are allotted and reserved for issuance upon the due exercise of the Compensation Options and the Compensation Warrants, as the case may be;

(n)
will duly execute and deliver the certificates representing the Compensation Warrants (the “Compensation Warrant Certificates”) upon exercise of the Compensation Options, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

16.

(o)
will ensure that the Compensation Shares, upon issuance in accordance with the terms set out in the Compensation Option Certificates, and the Compensation Warrant Shares, upon issuance in accordance with the terms set out in the Compensation Warrant Certificates, shall be duly issued as fully paid and non-assessable Compensation Shares and Compensation Warrant Shares;

(p)	will use the proceeds of the Offering in the manner specified in the Final Prospectus;

(q)
will, to the extent that any Units are sold in the United States or to U.S. Persons, file such notices with the United States Securities and Exchange Commission as are required under the U.S. Securities Act and applicable state securities laws;

(r)
will incur Qualifying Expenses in an amount equal to the Commitment Amount on or before the Termination Date in accordance with the Subscription Agreement and renounce to the Purchasers of the Flow-Through Shares, with an effective date no later than December 31, 2010, Qualifying Expenses in an amount equal to the Commitment Amount;

(s)
will deliver to each Purchaser of the Flow-Through Shares, within the time period prescribed by the Tax Act, the relevant Prescribed Forms, fully completed and executed, renouncing to each such Purchaser Qualifying Expenses in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2010 and shall timely file such Prescribed Forms with the relevant tax authorities;

(t)	will ensure that the Qualifying Expenses to be renounced by the Corporation to the Purchasers of the Flow-Through Shares:

(i)	will constitute CEE on the effective date of the renunciation;

(ii)
will not include expenses that are (1) “Canadian exploration and development overhead expenses” (as defined in the Regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Corporation, (2) amounts which constitute specified expenses that are a cost of, or for the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act , (3) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act or (4) any assistance received by the Corporation of the type described in paragraph 66(12.6)(a) of the Tax Act;

(iii)	will not include any amount that has previously been renounced by the Corporation to the Purchasers or to any other person;

17.

(iv)	would be deductible by the Corporation in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchasers; and

(v)	will not be subject to any reduction under subsection 66(12.73) of the Tax Act;

(u)
will refrain from entering into transactions or taking deductions which would be likely to reduce its cumulative CEE to an extent that would preclude a renunciation of Qualified Expenses under the Subscription Agreement in an amount equal to the Commitment Amount;

(v)
will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenses to each Purchaser of the Flow-Through Shares in an amount equal to the Commitment Amount;

(w)
if the Corporation receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act and the receipt of or entitlement to receive such government assistance has or will have the effect of reducing the Qualifying Expenses renounced to a Purchaser of the Flow-Through Shares hereunder to less than the Commitment Amount, the Corporation shall incur additional Qualifying Expenses so that it may renounce to the Purchaser Qualifying Expenses in an amount not less than the Commitment Amount;

(x)
will file with the CRA the form prescribed by subsection 66(12.68) of the Tax Act, together with a copy of the form of the Subscription Agreement pursuant to which the Flow-Through Shares were issued in accordance with and within the time period prescribed by the Tax Act;

(y)
if the Corporation does not renounce to the Purchasers of the Flow-Through Shares, effective on or before December 31, 2010, Qualifying Expenses equal to the Commitment Amount, the Corporation shall indemnify and hold harmless the Purchasers of the Flow-Through Shares and each of the partners thereof if any Purchaser is a partnership or a limited partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person on or before the 20th Business Day following the date the amount is determined, an amount equal to the amount of any tax (within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the CRA (or similar provincial tax authority) reduces the amount renounced by the Corporation to the Purchasers of the Flow-Through Shares pursuant to subsection 66(12.73) of the Tax Act (or any corresponding provincial legislation), the Corporation shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person, an amount equal to the amount of any tax (within the meaning of paragraph (b) of the definition of “excluded obligation” in subsection 6602.1(5) of the Regulations to the Tax Act as it currently reads or within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. For certainty, the foregoing indemnity shall have no force or effect and the Purchasers of Flow-Through Shares shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise cause the Flow-Through Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;

18.

(z)
will keep proper books, records and accounts of all Qualifying Expenses and all transactions affecting the amount of Qualifying Expenses to be renounced to Purchasers of the Flow-Through Shares, and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of such Purchasers;

(aa)
shall maintain its status as a “principal-business corporation” as defined in subsection 66(15) of the Tax Act until such time as all of the Qualifying Expenses required to be renounced under this Agreement have been incurred and validly renounced pursuant to the Tax Act;

(bb)
shall use the Commitment Amount for an exploration program on certain interests in mineral resource properties situated in Canada for the purpose of determining the existence, location, extent and quality of the mineral resources located thereon; and

(cc)	shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement, unless waived by the Underwriters.

9.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

(a)
the Corporation is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement, the Subscription Agreement, the Warrant Indenture, the Compensation Option Certificates and the Compensation Warrant Certificates and to carry out its obligations hereunder and thereunder;

19.

(b)
except as disclosed in the Prospectus, the Corporation has no direct or indirect material subsidiaries nor any investment or proposed investment in any person which, for the financial year ended December 31, 2009 accounted for or which, for the financial year ending December 31, 2009, is expected to account for, more than ten percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis.

(c)
except as disclosed in the Prospectus, the Corporation holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents in all material respects would not have a Material Adverse Effect on the Corporation or any of the Subsidiaries. In particular, without limiting the generality of the foregoing, the Corporation has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has the Corporation received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the Properties where such revocation or cancellation would have a Material Adverse Effect on the Corporation;

(d)
except as disclosed in the Prospectus, the Corporation is the absolute legal and beneficial owner of the Properties and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular Property is located (collectively, “Property Rights”), in respect of the mineral rights located in the Properties in which the Corporation has an interest as described in the Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore for mineral deposits relating thereto and, except as disclosed in the Prospectus, the Corporation holds interest in such Properties free and clear of any liens, charges or encumbrances and no material commission, royalty, licence fee or similar payment to any person with respect to the Properties is payable;

20.

(e)
all Property Rights in which the Corporation holds an interest or right have been validly registered and recorded in accordance in all material respects with all applicable laws and are valid and subsisting; the Corporation has all necessary surface rights, access rights and other necessary rights and interests relating to the Properties granting the Corporation the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Corporation and the operations of the Corporation as it is currently being conducted, with only such exceptions as do not unreasonably interfere with the use made by the Corporation of the rights or interest so held; and each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation except where the failure to be in good standing would not have a Material Adverse Effect on the Corporation;

(f)
the Properties and Property Rights of the Corporation, as disclosed in the Prospectus, constitute an accurate description of the Properties and all material Property Rights held by the Corporation, and no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted, the Corporation does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right thereof to use, transfer or otherwise explore for mineral deposits on such Properties and, except as disclosed in the Prospectus, the Corporation holds interests in such Properties free and clear of any liens, charges or encumbrances and no material commission, licence fee or similar payment to any person with respect to the Properties is payable;

(g)
to the Corporation’s knowledge the Technical Report complied with the requirements of NI 43-101 at the time of filing thereof and the Technical Report reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Technical Report was prepared;

(h)
the Corporation made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, which information, to the knowledge of the Corporation, did not contain any material misrepresentation at the time such information was so provided. The Corporation has no knowledge of a material adverse change in any information provided to the authors of the Technical Report since that date;

(i)
the Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change to the information set out in the Technical Report of which the Corporation is aware that would require the filing of a new technical report[s] under NI 43-101;

(j)
all exploration activities on the Properties by the Corporation have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects;

21.

(k)
the Corporation is a reporting issuer under the Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, is not in default of any material requirement of such Securities Laws, is not included on a list of defaulting reporting issuers maintained by the Securities Regulators of such provinces and will be, at the time of Closing, a reporting issuer under the Securities Laws of each of the Qualifying Provinces;

(l)
each of the execution and delivery of this Agreement, the Subscription Agreement, the Warrant Indenture, the Warrant Certificates, the Compensation Option Certificates and the  Compensation Warrant Certificates, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Securities and the issuance and delivery of the Warrant Shares upon the exercise of the Warrants, the Compensation Shares upon the exercise of the Compensation Options and the Compensation Warrant Shares upon the exercise of the Compensation Warrants, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation including, without limitation, applicable Securities Laws and the rules and regulations of the Stock Exchanges; (B) the constating documents of the Corporation, or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets thereof;

(m)
the Corporation is in compliance in all material respects with its continuous disclosure obligations under applicable Securities Laws and the rules and regulations of the Stock Exchanges and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporation on a consolidated basis since December 31, 2009 which has not been publicly disclosed on a non-confidential basis, all statements set forth in all documents publicly filed by or on behalf of the Corporation pursuant to applicable Securities Laws, including the Documents Incorporated by Reference, were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(n)	the Corporation has not approved, has not entered into any binding agreement in respect of, nor has any knowledge of:

(A)
the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

22.

(B)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or

(C)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(o)
the Financial Statements, including the notes and the related auditors’ reports thereto, in each case as incorporated by reference in the Prospectus, have been prepared in accordance with generally accepted accounting principles in the United States and present fairly and correctly in all material respects, the consolidated financial condition of the Corporation as at the dates thereof and the consolidated results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, as applicable, and there has been no change in accounting policies or practices of the Corporation since December 31, 2009 except as disclosed in the Prospectus;

(p)
except as disclosed in the Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation have been paid, except where the failure to pay Taxes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation.  All tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with the Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation;

23.

(q)
to the Corporation’s knowledge, the Corporation’s Auditors who audited the financial statements of the Corporation for the year ended December 31, 2009 and who provided their audit report thereon are independent in accordance with the auditors’ rules of professional conduct of the Institute of Chartered Accountants of Ontario, are, to the Corporation’s knowledge, independent public accountants as required under applicable Securities Laws in Canada and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and the Corporation’s Auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

(r)
except pursuant to the transactions contemplated herein, and for Common Shares issuable to Richard Nanna pursuant to the terms of the severance agreement dated August 27, 2010 between the Corporation and Richard Nanna (the “Nanna Shares”) and as disclosed in the Prospectus, no person has or will have at the Closing Time any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares or securities of the Corporation;

(s)	to the knowledge of the Corporation, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(t)
except as disclosed in the Prospectus, to the knowledge of the Corporation, none of the officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(u)
except as disclosed in the Prospectus, there are no actions, suits, judgments, investigations, inquires or proceedings of any kind whatsoever outstanding (whether or not purportedly on behalf of the Corporation), pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, or its directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of the Corporation, there is no basis therefor and the Corporation is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect on the Corporation or would adversely affect the ability of the Corporation to perform its obligations under this Agreement;

24.

(v)
no legal or governmental proceedings or inquiries are pending to which the Corporation is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or licence necessary to conduct the business now conducted by the Corporation which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation, or with respect to its properties and assets;

(w)
no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of this Agreement, the Subscription Agreement and the Warrant Indenture, the Warrant Certificate, the certificates representing the Compensation Options and the Compensation Warrants, except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under applicable Securities Laws or the rules of the Stock Exchanges, including in compliance with applicable Securities Laws with regard to the distribution of the Offered Securities in the Qualifying Provinces, and (ii) such post-Closing notice filings with Securities Regulators and the Stock Exchanges as may be required in connection with the Offering, including under the U.S. Securities Act and related notice filings under applicable United States state securities laws as may be required in connection with the issue and sale of Units in the United States or to U.S. Persons;

(x)
except as disclosed in the Prospectus, the Corporation is not in violation of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(y)
except as disclosed in the Prospectus, any and all of the agreements and other documents and instruments pursuant to which the Corporation holds its respective property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, the Corporation is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and claims pursuant to which the Corporation or the Subsidiaries derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the Properties of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

25.

(z)
at the Closing Time, each of this Agreement, the Subscription Agreement, the Warrant Indenture, the Warrant Certificates and the Compensation Option Certificates shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(aa)
at the Closing Time, all necessary corporate action will have been taken by the Corporation to carry out its obligations hereunder and to allot and authorize the issuance of the Unit Shares and the Flow-Through Shares, and, upon receipt by the Corporation of the purchase price as consideration for the issuance of the Unit Shares and the Flow-Through Shares, such shares will be validly issued and outstanding as fully paid and non-assessable securities in the capital of the Corporation;

(bb)
at the Closing Time, all necessary corporate action will have been taken by the Corporation to carry out its obligations under the Warrant Indenture and to allot and authorize the issuance of the Warrant Shares, and, upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares issuable on exercise of the Warrants, the Compensation Shares issuable on the exercise of the Compensation Options and the Compensation Warrant Shares issuable upon the exercise of the Compensation Warrants will be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(cc)
the Common Shares are listed and posted for trading on the Stock Exchanges, and at the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals and authorizations obtained by the Corporation from the Stock Exchanges to ensure that, subject to fulfilling the Standard Listing Conditions, the Unit Shares, Flow-Through Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares will be listed and posted for trading on the Stock Exchanges upon their issuance;

(dd)
at the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals and authorizations will have been obtained by the Corporation from the TSX to ensure that, subject to fulfilling the Standard Listing Conditions, the Warrants will be listed and posted for trading on the TSX upon their issuance subject to the Warrants meeting the minimum public distribution requirements of the TSX;

(ee)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

26.

(ff)
the authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as at the close of business on September 30, 2010, 140,658,406 Common Shares were issued and outstanding;

(gg)	the Corporation has not made any material loans to or guaranteed the obligations of any person;

(hh)
with respect to each premises of the Corporation which is material to the Corporation and which the Corporation occupies as tenant (the “Leased Premises”), the Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation occupies the Leased Premises is in good standing and in full force and effect;

(ii)
the assets of the Corporation and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(jj)	CIBC Mellon Trust Company at its principal office in the city of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares;

(kk)	prior to the Closing Time, the Warrant Agent shall have been duly appointed as the warrant agent under the Warrant Indenture;

(ll)
the minute books and records of the Corporation made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation are all of the minute books and records of the Corporation and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation, on a consolidated basis;

(mm)
to the knowledge of the Corporation, the Corporation has not been and is not currently in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Properties and the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect on the Corporation;

27.

(nn)
without limiting the generality of the subsection immediately above, the Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any of its property, assets or operations, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any of its respective property, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(oo)
there are no orders, rulings or directives issued, pending or, to the best of the Corporation’s knowledge, threatened against the Corporation under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation;

(pp)
the Corporation is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration, development and mining activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(qq)
there has not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation, and the Corporation is in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect on the Corporation;

(rr)
to the knowledge of the Corporation, no union has been accredited or otherwise designated to represent any employees of the Corporation and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation’s facilities and none is currently being negotiated by the Corporation;

28.

(ss)
other than usual and customary health and related benefit plans for employees, the Prospectus discloses, to the extent required by applicable Securities Laws in the Qualifying Provinces, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(tt)
the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets;

(uu)
upon satisfaction of the Standard Listing Conditions on the Closing Date, the Unit Shares and Warrants comprising the Units and the Flow-Through Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, provided that, in the case of the Warrants, either (a) they are listed on a “designated stock exchange” as defined in the Tax Act, or (b) the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan;

(vv)
all information which has been prepared by the Corporation relating to the Corporation, and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Underwriters, including the Prospectus and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted there from which would make such information materially misleading;

(ww)	the Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Corporation or to the Offering;

(xx)
the Corporation has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101 – Short form Prospectus Distributions of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus pursuant to applicable Securities Laws in the Qualifying Provinces;

29.

(yy)
the Corporation is eligible to file a short form prospectus in each of the Qualifying Provinces pursuant to applicable Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Securities Laws in connection with the Offering that will not have been filed as required;

(zz)
to the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which material liability to the Corporation is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario);

(aaa)
other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(bbb)
upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be prescribed shares within the meaning of section 6202.1 of the regulations to the Tax Act;

(ccc)	the Corporation is, and at all relevant times will be, a “principal-business corporation” as defined in subsection 66(15) of the Tax Act;

(ddd)
the Corporation has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Purchasers of the Flow-Through Shares effective on or before December 31, 2010, Qualifying Expenses in an aggregate amount equal to the Commitment Amount and the Corporation has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(eee)
other than pursuant to the $14 million flow-through financing completed by the Corporation on July 29, 2010, the Corporation has not entered into any agreements or made any covenants to any parties that would restrict the Corporation from entering into the Subscription Agreement and agreeing to incur and renounce Qualifying Expenses in accordance with this Agreement and the Subscription Agreement nor that would require the prior renunciation to any other person of Qualifying Expenses prior to the renunciation of the Commitment Amount in favour of the Purchasers of the Flow-Through Shares and the Corporation has no outstanding obligations to incur and renounce Qualifying Expenses to any persons other than pursuant to the Subscription Agreement; and

(fff)
the representations and warranties of the Corporation in the Subscription Agreements are, or will on the Closing Date be, true and correct and the Corporation will fulfill its obligations and comply with all the covenants, terms and conditions of the Subscription Agreements.

30.

10.	Closing

The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of Fogler, Rubinoff LLP, or at such other place as Haywood and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver (i) to the Underwriters one or more certificates in definitive form representing the Unit Shares, Warrants and Compensation Options and (ii) to Haywood one or more certificates in definitive form representing the Flow-Through Shares, as applicable, all registered in the name of “CDS & Co.” or such other name or names as Haywood, on behalf of the Underwriters, may notify the Corporation in writing not less than 24 hours prior to the Closing Time (provided that any Unit Shares or Warrants sold in the United States or to U.S. Persons pursuant to Schedule “A” shall be individually certificated and shall not be included in any global certificate), against payment by Haywood, on behalf of the Underwriters in respect of the sale of the Units and on its own behalf in respect of the sale of the Flow-Through Shares, to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, payable at par in the City of Toronto, Ontario, of an amount equal to the aggregate purchase price for the Offered Securities being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with section 21 hereof, together with a copy of the Subscription Agreement duly signed by Haywood as agent on behalf of the purchasers of Flow-Through Shares, a receipt signed by Haywood (on behalf of the Underwriters in respect of the Units and on its own behalf in respect of the Flow-Through Shares) for such definitive certificate(s) and for receipt of the Commission and such expenses.

11.	Conditions of Closing

The Underwriters’ obligations hereunder at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a)
the Corporation shall cause its counsel, Fogler, Rubinoff LLP, to deliver to the Underwriters and their counsel, a legal opinion dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, and subject to and containing standard assumptions and qualifications, with respect to the following matters:

(i)	the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Provinces and it is not listed as in default of any of the Securities laws in the Qualifying Provinces;

(ii)
the Corporation is a corporation existing under the laws of Yukon Territory and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii)	the authorized and issued and outstanding share capital of the Corporation;

31.

(iv)
the Corporation has all necessary corporate power and capacity: (A) to execute and deliver this Agreement, the Subscription Agreement, the Warrant Indenture and the Warrant Certificates and to perform its obligations hereunder and thereunder; (B) to create, issue and sell the Units and Flow-Through Shares; (C) to issue the Warrant Shares issuable upon exercise of the Warrants in accordance with their terms; (D) to issue the Compensation Shares upon the exercise of the Compensation Options; and (E) to issue the Compensation Warrant Shares upon the issue of the Compensation Warrants;

(v)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Canadian Securities Regulators;

(vi)	upon the payment therefor, the Unit Shares and Flow-Through Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(vii)	the Warrants have been validly created;

(viii)
the Warrant Shares issuable upon exercise of the Warrants have been authorized and allotted for issuance and, upon the exercise of the Warrants in accordance with the provisions thereof, such Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(ix)	the Compensation Options have been validly created;

(x)
the Compensation Shares issuable upon exercise of the Compensation Options have been authorized and allotted for issuance and, upon the exercise of the Compensation Options in accordance with the provisions thereof, such Compensation Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(xi)
the Compensation Warrant Shares issuable upon exercise of the Compensation Warrants have been authorized and allotted for issuance and, upon the exercise of the Compensation Warrants in accordance with the provisions thereof, such Compensation Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(xii)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, the Subscription Agreement, the Warrant Indenture, the Warrant Certificates, the Compensation Option Certificates and the Compensation Warrant Certificates and the performance of its obligations hereunder and thereunder and this Agreement, the Warrant Indenture, the Warrant Certificates and the Compensation Option Certificates have been executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution may be limited by applicable law;

32.

(xiii)
the rights, privileges, restrictions and conditions attaching to the Unit Shares, the Flow-Through Shares, the Warrants, the Warrant Shares, the Compensation Options, the Compensation Shares, the Compensation Warrants and the Compensation Warrant Shares are accurately summarized in all material respects in the Final Prospectus;

(xiv)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Corporation to qualify the distribution to the public of the Unit Shares, Flow-Through Shares and the Warrants and the distribution to the Underwriters of the Compensation Options in each of the Qualifying Provinces through persons who are registered under applicable Securities Laws and who have complied with the relevant provisions of applicable Securities Laws;

(xv)
the issue by the Corporation of the Warrant Shares to be issued upon due exercise of the Warrants pursuant to the terms thereof is exempt from, or is not subject to, the prospectus and registration requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Securities Laws in any of the Qualifying Provinces in respect of such distribution;

(xvi)
the issue by the Corporation of the Compensation Shares to be issued upon due exercise of the Compensation Options pursuant to the terms thereof is exempt from, or is not subject to, the prospectus and registration requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Securities Laws in any of the Qualifying Provinces in respect of such distribution;

(xvii)
the issue by the Corporation of the Compensation Warrant Shares to be issued upon due exercise of the Compensation Warrants pursuant to the terms thereof is exempt from, or is not subject to, the prospectus and registration requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Securities Laws in any of the Qualifying Provinces in respect of such distribution;

33.

(xviii)
the first trade in, or resale of, the Warrant Shares issuable upon exercise of the Warrants is exempt from, or is not subject to, the prospectus requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Securities Laws in any of the Qualifying Provinces in respect of such trade, subject to the exceptions generally provided for in such opinions;

(xix)
the first trade in, or resale of, the Compensation Shares issuable upon exercise of the Compensation Options is exempt from, or is not subject to, the prospectus requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Securities Laws in any of the Qualifying Provinces in respect of such trade, subject to the exceptions generally provided for in such opinions;

(xx)
the first trade in, or resale of, the Compensation Warrant Shares issuable upon exercise of the Compensation Warrants is exempt from, or is not subject to, the prospectus requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Securities Laws in any of the Qualifying Provinces in respect of such trade, subject to the exceptions generally provided for in such opinions;

(xxi)
subject only to the Standard Listing Conditions, the Unit Shares, Flow-Through Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares have been conditionally approved for listing on the Stock Exchanges;

(xxii)	subject only to the Standard Listing Conditions, the Warrants have been conditionally approved for listing on the TSX;

(xxiii)
the form and terms of the definitive certificates representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with the Business Corporations Act, (Yukon) and the rules and by-laws of the Stock Exchanges;

34.

(xxiv)
the execution and delivery of this Agreement, the Subscription Agreement, the Warrant Indenture, the Warrant Certificates, the Compensation Option Certificates and the Compensation Warrant Certificates, the fulfilment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Offered Securities to be issued and sold by the Corporation at the Closing Time and the issuance of the Unit Shares, the Flow-Through Shares, the Warrants and the Warrant Shares do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with: (A) the provisions of the Business Corporations Act, Yukon or Yukon securities law; or (B) the constating documents of the Corporation;

(xxv)	CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares;

(xxvi)	the Warrant Agent has been duly appointed as warrant agent under the Warrant Indenture;

(xxvii)
the text the Final Prospectus under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Final Prospectus construes an accurate statement of law subject to the assumptions and other qualifications referred to therein;

(xxviii)	the Flow-Through Shares are “flow-through shares” as defined in subsection 66(15) of the Tax Act; and

(xxix)	the Flow-Through Shares do not constitute “prescribed shares” for the purpose of regulation 6202.1 of the Regulations to the Tax Act.

In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Provinces acceptable to counsel to the Underwriters, acting reasonably, as to certain corporate and securities matters relating to the Corporation and as to the qualification for distribution of the Unit Shares, the Flow-Through Shares, the Warrants and the Compensation Options or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(b)
for purposes of Schedule “A”, if any Units are sold by an Underwriter or any affiliate of the Underwriters or Selling Firm in transactions requiring an exemption from the registration requirements under the U.S. Securities Act, the Corporation shall cause a favourable legal opinion to be delivered by its United States counsel, Davis, Graham & Stubbs LLP, to the Underwriters, such opinion to be subject to such qualifications and assumptions as the Underwriters may agree, acting reasonably, to the effect that no registration of the Unit Shares and Warrants will be required under the U.S. Securities Act in connection with the offer and sale of the Units in the United States or to U.S. Persons, provided, that the sale of the Units in the United States and to U.S. Persons is made in accordance with Schedule “A” hereto, it being understood that such counsel need not express its opinion with respect to any subsequent resales of the Unit Shares or Warrants comprising the Units or the Warrant Shares and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

35.

(c)
the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to the Corporation with respect to title to the Black Fox Property, Pike River Property and Grey Fox Property;

(d)
the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officer(s) of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons so signing, with respect to: (i) the articles and by-laws of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Securities to be issued and sold by the Corporation and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;

(e)
the Corporation shall cause the Corporation’s Auditors to deliver to the Underwriters a comfort letter, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in paragraph 5(a)(iii) hereof;

(f)
the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation and without personal liability, to the best of the knowledge, information and belief of the persons so signing, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the Corporation contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

36.

(iii)
receipts or decision documents have been issued by the Canadian Securities Regulators for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Securities Laws or by any regulatory authority;

(iv)
since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(v)
there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws in the Qualifying Provinces;

(g)
the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Unit Shares, Flow-Through Shares, Warrant Shares, the Compensation Shares and the Compensation Warrant Shares to be conditionally listed on the Stock Exchanges, subject only to the Standard Listing Conditions;

(h)
the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Warrants to be conditionally listed on the TSX, subject only to the Standard Listing Conditions;

(i)
the Underwriters shall have completed and be satisfied, in their sole discretion, acting reasonably, with the results of their due diligence investigations regarding the Corporation, its business, operations and financial condition and market conditions at the Closing Time;

(j)	the Underwriters shall have received duly executed copies of the Warrant Indenture in form and substance satisfactory to the Underwriters, acting reasonably;

(k)	Haywood shall have received a duly executed copy of the Subscription Agreement in form and substance satisfactory to Haywood, acting reasonably;

37.

(l)	the Underwriters shall have received a certificate from CIBC Mellon Trust Company as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;

(m)
the Underwriters shall have received a certificate of compliance or the equivalent in respect of the Corporation issued by the appropriate regulatory authority in the jurisdiction in which the Corporation is incorporated;

(n)
the Underwriters shall have received confirmation that the Corporation is a reporting issuer or the equivalent in each Qualifying Province not in default of the applicable Securities Laws of such Qualifying Province; and

(o)
the Corporation shall have entered into a registration rights agreement, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the registration of the Offered Securities and the Warrant Shares on a Form F-10 registration statement to be filed with the United States Securities and Exchange Commission within 120 days of the Closing Date and be declared effective within 180 days of the Closing Date.

12.	Alternative Transaction

In the event that the Corporation withdraws from the Offering after the date of this Agreement (except in the event that such withdrawal was the result of a breach or termination by the Underwriters of this Agreement) to complete an alternative transaction (which transaction is completed within 12 months of the termination of this Agreement), the Corporation shall pay to the Underwriters promptly upon closing the alternative transaction a fee equal to the maximum amount of fees otherwise payable under this Agreement calculated on the basis of the maximum offering proposed hereunder.  An “alternative transaction” shall include any debt or equity offering or combination thereof in relation to the Corporation.

13.	Restrictions on Further Issues or Sales

(a)
During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, directly or indirectly, without the prior consent of Haywood, such consent not to be unreasonably withheld, issue or announce any offer, sale or other issuance of any Common Shares or further securities or agree to do so, save and except for (i) as contemplated by this Agreement, (ii) pursuant to the grant or exercise of stock options and other similar issuances pursuant to the Corporation’s share incentive plan and other share compensation arrangements outstanding as of the date hereof, (iii) pursuant to the exercise of warrants outstanding as at the date hereof or the Warrants and Compensation Options issued under the Offering, (iv) pursuant to share issuance obligations under existing agreements (including, without limitation, the Nanna Shares); or (v) the issue of securities in connection with property or share acquisitions in the normal course of business.

38.

(b)
During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the officers and directors of the Corporation shall not, directly or indirectly, without the prior consent of Haywood, such consent not to be unreasonably withheld, sell or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares.

14.	All Terms to be Conditions

The Corporation agrees that the conditions contained in section 11 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its reasonable best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in section 11 shall entitle the Underwriters (or any of them) to terminate their obligation to arrange for the sale of the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that any Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of such Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

15.	Termination Events

Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)
material change – there shall have occurred or been discovered any material change or new material fact or a development in the Corporation’s affairs that could result in a material change or a new material fact that, in the opinion of the Underwriters, or any of them, acting reasonably, prevents or restricts trading in or the distribution of the Offered Securities in a material respect or has or may have a materially adverse effect on the market price or value of the Corporation’s common shares;

(b)
disaster out/regulatory out – (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Stock Exchanges or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriter) or any law or regulation is enacted or proposed or changed that, in the opinion of the Underwriters, or any of them, acting reasonably, operates to prevent or restrict the trading of the Offered Securities in a material respect or materially and adversely affects or will materially and adversely affect the market price or value of the Offered Securities; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crisis, or any law or regulation that, in the opinion of the Underwriters, or any of them, acting reasonably, materially adversely affects, or would be expected to materially adversely affect, the financial markets or the business, operations or affairs of the Corporation taken as a whole;

39.

(c)
breach of agreement - the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes false and such breach is not remedied by the Corporation at or prior to the Closing Time.

16.	Exercise of Termination Right

If this Agreement is terminated by any of the Underwriters pursuant to section 15, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under sections 19, 20 and 21. The right of the Underwriters (or any of them) to terminate their obligations under this Agreement is in addition to such other remedies as they may have in respect of any matter contemplated by this Agreement. A notice of termination given by one Underwriter under section 15 shall not be binding upon the other Underwriters.

17.	Over-Allotment Option

(a)
The Corporation hereby grants to (i) the Underwriters, in respect of the Units, and (ii) Haywood, in respect of the Flow-Through Shares an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters and/or Haywood, as the case may be, to purchase, in respect of the Units, or to offer for sale, in respect of the Flow-Through Shares, up to an additional 4,500,000 Units and/or 441,176 Flow-Through Shares in any combination of Over-Allotment Units and Over-Allotment Flow-Through Shares, at a price of $1.50 per the Unit and $1.70 per Flow-Through Share, for a period of 30 days from the Closing Date, for market stabilization purposes and to cover the Underwriters' and/or Haywood’s (as the case may be) over-allocation position, if any (provided that the number of Additional Securities which may be issued upon the exercise of the Over-Allotment Option does not exceed 15% of the Units and Flow-Through Shares sold on the Closing Date.) For greater certainty, the Underwriters shall be paid the Commission and issued Compensation Options in respect of the issue and sale of any Over-Allotment Units, and in the case of Haywood, Over-Allotment Flow-Through Shares, purchased pursuant to the exercise of the Over-Allotment Option on the day of issue of the Over-Allotment Units or the Over-Allotment Flow-Through Shares. Haywood, on its own behalf and on behalf of the Underwriters, may exercise the Over-Allotment Option in whole or in part from time to time during the currency thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) specifying the number of Over-Allotment Units, and/or, in the case of Haywood, Over-Allotment Flow-Through Shares, which the Underwriters wish to purchase. If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the Closing Date, which shall be a date that is not less than three Business Days and not more than seven Business Days after the date of the Over-Allotment Notice (such day to be agreed between the Underwriters and the Corporation, each acting reasonably), pay to the Corporation the aggregate purchase price for the Over-Allotment Units, and/or in the case of Haywood, Over-Allotment Flow-Through Shares, so purchased, less  the Commission and all out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters relating to the Over-Allotment Option in accordance with section 21 hereof, by wire transfer, certified cheque or bank draft in Canadian currency payable at par in Toronto, Ontario against delivery of one or more certificates in definitive form representing the Unit Shares and Warrants comprising the Over-Allotment Units and/or Flow-Through Shares comprising the Over-Allotment Flow-Through Shares, registered in the name of “CDS & Co.” or in such other name or names as the Underwriters direct (provided that any Unit Shares or Warrants sold in the United States or to U.S. Persons pursuant to Schedule “A” shall be individually certificated and shall not be included in any global certificate). The applicable terms, conditions and provisions of this Agreement (including, without limitation, the provisions of section 11 relating to Closing deliveries unless otherwise agreed to by the Corporation and the Underwriters) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Units and/or Over-Allotment Flow-Through Shares pursuant to any exercise of the Over-Allotment Option.

40.

(b)
In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Unit Issue Price and/or FTS Issue Price, as applicable, and to the number of Over-Allotment Units and/or Over-Allotment Flow-Through Shares, as applicable, issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

18.	Survival of Representations and Warranties

All representation, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Corporation, as the case may be, in accordance with applicable law, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of: (i) the date that is two years following the Closing Date, and (ii) the latest date under the applicable Securities Laws relevant to a substituted purchaser of the Offered Securities (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a substituted purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Prospectus or, if applicable, any Supplementary Material. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

41.

For greater certainty, the indemnities provided by this section 18 in respect of the Flow-Through Shares are given to Haywood in its capacity as agent of the Corporation in connection with the sale of the Flow-Through Shares and shall not apply to Haywood in its capacity as a Purchaser of Flow-Through Shares if and to the extent that Haywood acquires the Flow-Through Shares as principal under this Agreement and the Subscription Agreement.

19.	Indemnification by the Corporation

(a)
The Corporation shall fully indemnify and save harmless each of the Underwriters and their respective affiliates, and the respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profit), claims, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of caused by or arising directly or indirectly from or in consequence of:

(i)
the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading;

(ii)	any negligence or wilful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities;

(iii)
any omission or alleged omission to state in any of the Preliminary Prospectus, Final Prospectus or Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference and any Subsequent Disclosure Documents) or in any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any fact (except facts relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

42.

(iv)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulator or other competent authority, not based upon the activities or alleged activities of the Underwriters, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by the Corporation;

(v)
the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Qualifying Provinces or the U.S. Securities Act relating to or connected with the sale by the Corporation of the Offered Securities, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection, provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall not apply.

(b)
If any claim contemplated by this section 19 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this section 19 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this section 19 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation, in each case such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)	the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within twenty days of receiving notice of such suit;

(ii)	the employment of such counsel has been authorized by the Corporation; or

43.

(iii)
the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of cases (i), (ii) or (iii), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel for all Indemnity Parties in respect of any particular claim or set of claims).

(c)
The Corporation hereby acknowledges and agrees that, with respect to sections 19 and 20 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under sections 19 and 20 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

The rights of indemnity contained in this section 19 shall not enure to the benefit of the Underwriters or any other Indemnified Party if the person asserting any claim contemplated by this section 19 was not provided with a copy of the Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation or omission which is the basis of such claim and which is required under the Securities Laws to be delivered to such person by the Underwriters or members of their banking or selling group (if any).

20.	Contribution

(a)
In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 19 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits) of the nature contemplated in section 19 hereof and suffered or incurred by the Indemnified Parties in proportions such that the Underwriters shall be responsible for the portion represented by the percentage that the total Underwriters’ fee payable to the Underwriters bears to the aggregate purchase price of the Offered Securities, both as determined pursuant to the provisions hereof, and the Corporation shall, subject to subsection (b) of this section 20 be responsible for the balance, whether or not it has been sued or sued separately; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total fee or any portion thereof actually received. However, no party that has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made to have engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or negligence.

44.

(b)
For greater certainty, the Corporation shall not have any obligation to contribute pursuant to this section 20 in respect of any claim except to the extent the indemnity given by it in section 19 hereof would have been applicable to such claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

(c)
The rights to contribution provided in this section 20 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that subsections (a) and (b) of this section 20 shall apply, mutatis mutandis, in respect of such other right.

(d)
If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Corporation notice thereof in writing, but failure to so notify shall not relieve the Corporation of any obligation which it may have to the Indemnified Party under this section 20 provided that the Corporation is not prejudiced by such failure, and the right of the Corporation to assume the defence of such Indemnified Party shall apply as set out in section 19 hereof, mutatis mutandis.

21.	Expenses

The Corporation shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the qualification of the Offered Securities for distribution, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the reasonable fees and expenses of the Corporation’s Auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Offered Securities, all reasonable expenses and fees incurred by the Underwriters and the reasonable fees of the Underwriters’ counsel, whether or not the Offering or any part thereof is completed.

22.	Underwriters’ Obligations

The Underwriters’ obligations under this Agreement, as it applies to the Units, shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Haywood Securities Inc.	-	46.0%
Cormark Securities Inc.	-	27.0%
BMO Nesbitt Burns Inc.	-	15%

45.

CIBC World Markets Inc.	-	7.5%
Jennings Capital Inc.	-	2.0%
Paradigm Capital Inc.	-	2.0%
Brant Securities Limited	-	0.5%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Units which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Units pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Units that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation shall not be obliged to sell less than all of the Units,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 19, 20 and 21.  Nothing in this Agreement shall oblige any U.S. broker-dealer affiliate of any of the Underwriters to purchase the Units. Any U.S. broker dealer affiliate who makes any offers of the Offered Securities in the United States or to U.S. Persons will do so solely as an agent for an Underwriter.

23.	Underwriters’ Authority

The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by Haywood who shall represent the Underwriters and have authority to bind the Underwriters hereunder. In all cases, Haywood shall use its best efforts to consult with the other Underwriters prior to taking any action contemplated herein.

24.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

46.

Fax:     (902) 491-4281
Attention:      Wade Dawe, President and CEO

with a copy (but not as notice) to:

Fogler, Rubinoff LLP
95 Wellington Street West
Suite 1200
Toronto, Ontario
M5J 2Z9

Fax:     (416) 941-8852
Attention:      Michael Hobart

(b)	If to the Underwriters, to:

Haywood Securities Inc.
Brookfield Place, 181 Bay St.
Suite 2910, Box 808
Toronto, Ontario
M5J 2T3

Fax:     (416) 507-2350
Attention:      Greg McKenzie

and to:

Cormark Securities Inc.
Royal Bank Plaza – South Tower
200 Bay Street, Suite 2800
Toronto, Ontario
M5J 2J2

Fax:     (416) 416-943-6496
Attention:      Dan Barnholden

and to:

BMO Nesbitt Burns Inc.
100 King St. W., 4th Floor
Toronto, Ontario
M5X 1H3

Fax:     (416) 359-4459
Attention:      Jason Neal

47.

and to:

CIBC World Markets Inc.
161 Bay St., 7th Floor
Toronto, Ontario
M5J 2S8

Fax: (416) 594-8848
Attention:      David Cobbald

and to:

Jennings Capital Inc.
33 Yonge St., Suite 320
Toronto, Ontario
M5E 1G4

Fax:     (416) 214-2844
Attention:      David Donato

and to:

Paradigm Capital Inc.
95 Wellington Street West, Suite 2101
Toronto, Ontario
M5J 2N7

Fax:     (416) 361-0679
Attention:      Ian Joseph

and to:

Brant Securities Limited
#300 – 200 Bay Street
Toronto, Ontario
M6S 4R1

Fax:     (416) 596-4546
Attention:      Hugh B. MacNichol

with a copy (but not as notice) to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

48.

Fax:     (416) 863-4592
Attention:      Linda Misetich

Each notice or other communication shall be in writing and shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent. The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid.

25.	Time of the Essence

Time shall, in all respects, be of the essence hereof.

26.	Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

27.	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

28.	Entire Agreement

This Agreement constitutes the only agreement between the parties in connection with the issue and sale of the Offered Securities and shall supersede any and all prior negotiations and understandings in connection with the issue and sale of the Offered Securities, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

29.	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

30.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

49.

31.	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

32.	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

33.	Obligations of the Underwriters

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

34.	Market Stabilization

In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

35.	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

36.	Counterparts and Facsimile Copies

This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

50.

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

HAYWOOD SECURITIES INC.

Per:	“Greg McKenzie”
Authorized Signing Officer

CORMARK SECURITIES INC.

Per:	“Dan Barnholden”
Authorized Signing Officer

BMO NESBITT BURNS INC.

Per:	“Jason Neal”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	“David Cobbold”
Authorized Signing Officer

JENNINGS CAPITAL INC.

Per:	“David Donato”
Authorized Signing Officer

51.

PARADIGM CAPITAL INC.

Per:	“Ian M.H. Joseph”
Authorized Signing Officer

BRANT SECURITIES LIMITED

Per:	“Allan Folk”
Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

BRIGUS GOLD CORP.

Per:	“Wade K. Dawe”
Authorized Signing Officer

52.

SCHEDULE “A”
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “A” to the underwriting agreement dated as of October 1, 2010 among the Corporation and the Underwriters (the “Underwriting Agreement”).

1.
As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

“Accredited Investor” means an “accredited investor” as such term is defined in Rule 501(a) of Regulation D;

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S.  Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer either directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” or “General Advertising” means “general solicitation or general advertising,” as used under Rule 502(c) of Regulation D.  Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Institutional Accredited Investor” means an institutional Accredited Investor that satisfies one of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D;

 “Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

 “SEC” means the United States Securities and Exchange Commission;

“U.S. Affiliate” means the United States registered broker-dealer affiliate of the Underwriter; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

2.	The Corporation hereby represents, warrants, covenants and agrees to and with the Underwriters that:

(a)	The Corporation is a Foreign Issuer.

(b)
During the period in which the Offered Securities are offered for sale, none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or a Selling Firm, as to whom the Corporation makes no representation) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has taken or will take any action in violation of Regulation M under the U.S. Exchange Act in connection with the Offered Securities, or (iii) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Units in the United States or to U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(c)
The Corporation is not, and as a result of the sale of the Offered Securities, the Unit Shares, the Warrants or the Warrant Shares contemplated hereby will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

(d)
Except with respect to offers and sales of Units to Institutional Accredited Investors in reliance upon the exemption from registration available under Rule 506 of Regulation D, none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any person acting on its or their behalf, in respect of which no representation is made) has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, the Offered Securities to a person in the United States or to a U.S. Person; or (ii) any sale of Offered Securities unless, at the time the buy order was or will be originated, the purchaser is (A) outside the United States and not a U.S. Person or (B) the Corporation, its affiliates and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

(e)
Except with respect to the offer and sale of the Units offered hereby, the Corporation has not, for a period of six months prior to the commencement of the offering of the Offered Securities, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to U.S. Persons in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units.

(f)
During the period in which the Units are offered for sale, none of it, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) will take any action in violation of Regulation M under the U.S. Exchange Act in connection with the Offered Securities, or that would cause the exemption afforded by Rule 506 of Regulation D to be unavailable for offers and sales of the Units in the United States or to U.S. Persons in accordance with the Underwriting Agreement, including this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States to non-U.S. Persons in accordance with the Underwriting Agreement, including this Schedule “A”.

(g)
None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(h)
The Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Units.

3.
Each of the Underwriters acknowledges that the Offered Securities, the Unit Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and the Offered Securities may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.  Accordingly, each Underwriter represents, warrants and covenants to and with the Corporation and will cause its U.S. Affiliate to comply with such representations, warranties and covenants, that:

(a)
It has not offered or sold, and will not offer or sell, any Offered Securities constituting part of its allotment, except (i) in the case of Units, within the United States or to U.S. Persons in compliance with this Schedule “A”, or (ii) outside the United States to non-U.S. Persons in “offshore transactions,” as such term is defined in Regulation S, in accordance with Regulation S.  Accordingly, except as provided in the Underwriting Agreement or this Schedule “A”, none of it, its affiliate(s) or any persons acting on its or their behalf have engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any person in the United States or to a U.S. Person; (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts.

(b)
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, a Selling Firm or with the prior written consent of the Corporation.

4.	Each of the Underwriters represents, warrants, covenants and agrees to and with the Corporation that:

(a)	All offers and sales of the Units in the United States will be effected through its U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements.

(b)	Its U.S. Affiliate is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date hereof.

(c)
It will not offer or sell Offered Securities in the United States or to U.S. Persons, except that it may offer the Units to substituted purchasers who are Institutional Accredited Investors and who will purchase such securities directly from the Corporation in compliance with Rule 506 of Regulation D or in the manner contemplated in this Schedule “A”.

(d)
It has not used and will not use any written material other than the U.S. Private Placement Memorandum relating to the offering of the Units in the United States and to U.S. Persons, and it agrees to deliver, through its U.S. Affiliate, a copy of the final U.S. Private Placement Memorandum (which includes the Final Prospectus), to each person in the United States or who is a U.S. Person purchasing Units pursuant to Rule 506 of Regulation D.

(e)
It will not, either directly or through its U.S. Affiliate, solicit offers for, or offer to sell, the Units by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(f)
It will solicit, and will cause its U.S. Affiliate to solicit, offers for the Units in the United States or to U.S. Persons only from, and will offer such securities only to, persons it reasonably believes to be Institutional Accredited Investors.

(g)
It will inform, and cause its U.S. Affiliate to inform, all purchasers of the Units in the United States or who are U.S. Persons who are buying such securities pursuant to Rule 506 of Regulation D that such securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D.

(h)
Prior to the completion of any sale of Units to any U.S. purchaser who is an Institutional Accredited Investor, such purchaser shall be required to provide to its U.S. Affiliate an executed copy of the form of Purchaser’s Letter attached to the final U.S. Private Placement Memorandum.

(i)
Immediately prior to soliciting such offerees, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf, has reasonable grounds to believe and did believe that each offeree in the United States or who was a U.S. Person was an Institutional Accredited Investor, and at the time of each sale to a person in the United States or to a U.S. Person, the Underwriter, its U.S. Affiliate and any person on its or their behalf will have reasonable grounds to believe and will believe that each purchaser is an Institutional Accredited Investor.

(j)
None of the Underwriter, its affiliates or any person acting on its or their behalf (other than the Corporation, its affiliates and any person acting on their behalf as to which no representation is made) has taken on will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

5.	Each Underwriter that offers Units in the United States or to U.S. Persons agrees that:

(a)	Prior to the Closing Date, it will provide the Corporation and its transfer agent with a list of all purchasers of such securities in the United States or who are U.S. Persons.

(b)
At the Closing Time, it, together with its U.S. Affiliate offering Units in the United States or to U.S. Persons, will provide a certificate, substantially in the form of Exhibit I to this Schedule “A”, relating to the manner of the offer and sale of such securities in the United States and to U.S. Persons.  The Underwriters shall require each Selling Firm to agree in writing, for the benefit of the Corporation to comply with, and shall use their best efforts to ensure that each Selling Firm complies with, the provisions of this Schedule “A” as if such provisions applied to such Selling Firm.

EXHIBIT I TO SCHEDULE “A”
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States and to U.S. Persons of Units of the Corporation pursuant to the Underwriting Agreement dated October 1, 20010 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

1.
the Units have been offered in the United States only by the U.S. Affiliate, which was on the dates of such offers, and is on the date hereof, a duly registered broker or dealer with the SEC, with the Financial Industry Regulatory Authority (“FINRA”) and under the securities laws of each state of the United States where such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements), and was in good standing with FINRA and the SEC and all offers of Units in the United States were effected by the U.S. Affiliate in accordance with all applicable U.S. federal an state broker-dealer requirements;

2.
each U.S. purchaser was provided with a copy of the final U.S. Private Placement Memorandum, including the Final Prospectus incorporated by reference therein, for the offering of the Units in the United States and to U.S. Persons;

3.
immediately prior to transmitting such U.S. Private Placement Memorandum to offerees in the United States or who were U.S. Persons, we had reasonable grounds to believe and did believe that each such U.S. offeree was, and continue to believe that each such U.S. purchaser purchasing Units is an Institutional Accredited Investor;

4.	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Units in the United States or to U.S. Persons;

5.
no Directed Selling Efforts have been undertaken by us and neither we nor any Selling Firm, nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the Offered Securities;

6.	the offering of the Units in the United States and to U.S. Persons has been conducted by us in accordance with the Underwriting Agreement, including Schedule “A” thereto; and

7.
prior to any sale of Units in the United States or to a U.S. Person, we caused each such U.S. purchaser to execute a subscription agreement containing representations, warranties and agreements to the Corporation in the form attached to the final U.S. Private Placement Memorandum.

Terms used in this Certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto, unless otherwise defined herein.

IN WITNESS OF WHICH the parties have duly executed this Certificate.

NAME OF UNDERWRITER

By:
Name:
Title:

Exhibit A-1

NAME OF U.S. AFFILIATE

By:
Name:
Title:

Exhibit A-2